November 25, 2022

The Special Committee of the Board of Directors of
Travelzoo
℅ Mr. Michael Karg
Director
590 Madison Avenue, 37th Floor
New York, NY 10022
Dear Members of the Special Committee of the Board of Directors:

We understand that Travelzoo, a Delaware corporation (“Travelzoo” or the “Company”), will enter into a stock purchase agreement (the “Agreement”) with Azzurro Capital Inc. (“Azzurro”), pursuant to which Azzurro would contribute into Travelzoo all of the outstanding shares of capital stock in Metaverse Travel Experiences Inc. (“MTE”) and either (i) $10 million in cash or (ii) $2 million cash and a promissory note payable with a principal balance of $8 million to Travelzoo (the “Note”), in return for 3,410,000 shares of common stock in Travelzoo (the “Consideration”). The foregoing transaction is referred to hereinafter as the “Transaction”.
The Special Committee of the Board of Directors of Travelzoo (the “Special Committee”) has requested that Stout Risius Ross, LLC (“Stout”) render an opinion (the “Opinion”) to the Special Committee with respect to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company pursuant to the Transaction.
Our Opinion is intended to be utilized by the Special Committee as only one input to consider in its process of analyzing the Transaction. No opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. We have not been requested to opine as to, and our Opinion does not in any manner address the following: (i) the underlying business decision of the Company, its security holders, the Board, the Special Committee or any other party to proceed with or effect the Transaction; (ii) the merits of the Transaction relative to any alternative business strategies that may exist for the Company or any other party or the effect of any other transactions in which the Company or any other party might have engaged; (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in the Opinion; (iv) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, not specifically addressed in the Opinion; (v) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (vi) how the Board, the Special Committee, the Company’s security holders or any other person should act with respect to the Transaction.

Further, the Opinion is not intended to and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote in regard to the Transaction. The Special Committee acknowledges that Stout was not engaged to, and has not, (a) initiated any discussions with, or solicited any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, MTE or any other party, or any alternatives to the Transaction, or (b) negotiated the terms of the Transaction.

The Special Committee of the Board of Directors
Travelzoo
November 25, 2022

In connection with our analysis, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. The principal sources of information used in performing our analysis included, but were not limited to:

1.The draft of the Agreement, dated November 24, 2022;
2.The draft of the Secured Promissory Note agreement, received November 22, 2022, relating to the Note;
3.The draft of the Memorandum Regarding Azzurro Transaction, prepared by Grant Thornton, LLP (“GT”), dated October 18, 2022;
4.The draft of the Tax Due Diligence Report prepared by GT, dated June 2021;
5.The draft of the Travelzoo Reorg Illustrative Plan, prepared by GT, dated February 2021;
6.Certain publicly available business and financial information relating to the Company that we deemed to be relevant;
7.Certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including:
a.certain information from the Company’s Form 10-K filings for the years ended December 31, 2017 through 2021 and Form 10-Q filing for the period ended September 30, 2022;
b.certain information from the Company’s internally prepared income statements for its U.S. operations for the fiscal years ended December 31, 2016 through 2021, and for the year-to-date periods ended September 30, 2021 and 2022;
c.certain information from the Company’s U.S. federal income tax returns for the fiscal years ended December 31, 2017 through 2021; and
d.financial projections relating to the Company’s U.S. operations as prepared by Company management for the fiscal years ending December 31, 2022 through 2030.
8.The Service Agreement between MTE and Travelzoo (Asia) Limited, a wholly owned subsidiary of Travelzoo, dated March 1, 2022 (the “Service Agreement”);
9.MTE’s federal income tax returns for the fiscal years ended December 31, 2018 and 2019, and internally prepared financial statements for the fiscal years ended December 31, 2011 through 2021;
10.Publicly available financial data of certain companies with publicly traded equity securities that we deemed relevant;
11.Discussions with the Company’s management and certain of its representatives concerning the business, industry, history, and prospects of the Company, MTE, the Transaction and related matters;
12.A certificate from senior management of Travelzoo containing, among other things, representations regarding the accuracy of the information, data, and other material (financial or otherwise) provided to Stout by or on behalf of the Company; and
13.An analysis of other facts and data resulting in our conclusions.
Our Opinion is premised on the assumption that the assets, liabilities, financial condition, and prospects of Travelzoo and MTE as of the date of this letter have not changed materially since September 30, 2022 and December 31, 2021, respectively, the dates of the most recent financial statements made available to us. In rendering our Opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by Travelzoo, or otherwise reviewed by or discussed with us without independent verification of such information, and we have assumed and relied upon the representations and warranties contained in the draft Agreement we reviewed. We have assumed, without independent verification, that the financial forecasts and projections provided to us

The Special Committee of the Board of Directors
Travelzoo
November 25, 2022

have been prepared in good faith and reflect the best currently available estimate of the future financial results of the Company, and we have relied upon such projections in arriving at our Opinion. We have not been engaged to assess the reasonableness or achievability of such forecasts and projections or the assumptions upon which they were based, and we express no view as to the forecasts, projections, or assumptions. We have assumed that the Transaction will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the parties to the Agreement.

We have not conducted a physical inspection of Travelzoo’s or MTE’s facilities or assets. We have assumed, with your consent, that the final executed form of the Agreement will not differ from the draft of the Agreement that we have examined, that the conditions to the Transaction as set forth in the Agreement will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the Agreement. Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of the Opinion that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.

Stout conducted its analyses at the request of the Special Committee to provide a particular perspective of the Transaction. In so doing, Stout did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by Stout, supported or failed to support our Opinion as to the fairness of the Transaction from a financial point of view. Stout does not specifically rely or place any specific weight on any individual analysis. Rather, Stout deems that the analyses, taken as a whole, support our conclusion and Opinion. Accordingly, Stout believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors they considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by Stout in connection with the preparation of the Opinion.

Our opinion is furnished for the use and benefit of the Special Committee in connection with the Transaction, and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. We will receive a fee for our services, however our compensation for providing financial advisory services to the Board is neither based upon nor contingent on the results of our engagement or the consummation of the proposed Transaction. Further, none of our employees who worked on this engagement has any known financial interest in the assets or equity of Travelzoo, MTE, or Azzurro or the outcome of our engagement. In addition, Travelzoo has agreed to indemnify us for certain liabilities arising out of our engagement. We have previously provided financial advisory services to Travelzoo’s Special Committee. The issuance of this opinion has been approved by a committee of Stout authorized to approve opinions of this nature.
It is understood that this Opinion was prepared at the request of the Special Committee for its confidential use and may not be reproduced, disseminated, quoted, or referred to at any time in any manner or for any purpose without our prior written consent, except as required by applicable securities laws. Notwithstanding anything to the contrary, the Company may reproduce this letter in its entirety in any filing with the Securities and Exchange Commission required to be made by the Company in respect of the Transaction pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Transaction is fair, from a financial point of view, to the Company.

Yours very truly,

The Special Committee of the Board of Directors
Travelzoo
November 25, 2022

STOUT RISIUS ROSS, LLC